

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Gregg Clevenger
Executive VP and CFO
LiveVox Holdings, Inc.
655 Montgomery St., Suite 1000
San Francisco, CA 94111

Re: LiveVox Holdings, Inc.
Registration Statement on Form S-1
Filed July 16, 2021
File No. 333-257969

Dear Mr. Clevenger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacey Peikin at 202-551-6223 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Monica J. Shilling, P.C.